UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

National Vision Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63845R107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63845R107	13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Partners Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (see instructions)	(a) [x] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 10,171,541
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 10,171,541
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,171,541
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%*
12.	TYPE OF REPORTING PERSON OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of November 30, 2017, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

CUSIP No. 63845R107	13G	Page 3 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BPSP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [x] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,171,541
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,171,541
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,171,541
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%*
12.		TYPE OF REPORTING PERSON PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of November 30, 2017, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

CUSIP No. 63845R107	13G	Page 4 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [x] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,171,541
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,171,541
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,171,541
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%*
12.		TYPE OF REPORTING PERSON IA

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of November 30, 2017, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

CUSIP No. 63845R107	13G	Page 5 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Fund VI, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [x] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,988,898
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,988,898
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,988,898
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%*
12.		TYPE OF REPORTING PERSON PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of November 30, 2017, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

CUSIP No. 63845R107	13G	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Investors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [x] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 129,780
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 129,780
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,780
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%*
12.	TYPE OF REPORTING PERSON OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of November 30, 2017, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

CUSIP No. 63845R107	13G	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Investors III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [x] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 52,863
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 52,863
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,863
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%*
12.	TYPE OF REPORTING PERSON OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of November 30, 2017, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

Item 1(a). Name of Issuer:

The Issuer’s name is National Vision Holdings, Inc. (the “Company” or the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is 2435 Commerce Ave., Building 2200, Duluth, Georgia 30096.

Item 2(a). Name of Person Filing:

This Schedule 13G (this “Statement”) is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): Berkshire Partners Holdings LLC (“BPH”), BPSP, L.P., (“BPSP”), Berkshire Fund VI, Limited Partnership (“Fund VI”), Berkshire Investors LLC (“Investors”), Berkshire Investors III LLC (“Investors III”) and Berkshire Partners LLC (“BP”).

Sixth Berkshire Associates LLC, a Massachusetts limited liability company (“6BA”), is the sole general partner of Fund VI. BPH, a Delaware limited liability company, is the general partner of BPSP, a Delaware limited partnership. BPSP is the managing member of BP, the registered investment adviser to Fund VI, as well as certain other accounts holding shares of the Issuer for which BP serves as investment manager.

Certain of the Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The following address is the principal business offices of each of the Reporting Persons and 6BA: 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.

Item 2(c). Citizenship:

Each of BPH and BPSP is organized under the laws of the State of Delaware. Each of Fund VI, Investors, Investors III and BP is organized under the laws of the Commonwealth of Massachusetts.

Item 2(d). Title and Class of Securities:

The class of equity securities to which this Statement relates is the Company’s Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e). CUSIP Number:

The CUSIP Number to which this Statement relates is 63845R107.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a)       The responses of the Reporting Persons to Row (9) of the cover pages of this Statement are incorporated herein by reference. 6BA is the sole general partner of Fund VI. BP, a registered investment adviser, is the investment manager for Fund VI, as well as certain other accounts holding shares of the Issuer. As the managing member of BP, BPSP may be deemed to beneficially own shares of Common Stock that are beneficially owned by BP. As the general partner of BPSP, BPH may be deemed to beneficially own shares of Common Stock that are beneficially owned by BPSP. However, BPSP and BPH disclaim beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that BPSP or BPH is, for the purpose of Section 13(d) of the Act, the beneficial owner of such shares beneficially owned by BP.

Certain of the Reporting Persons are, along with KKR Vision Aggregator L.P. (“KKR”) (collectively, the “Investors”), each party to an Amended and Restated Stockholders’ Agreement (the “Agreement”), which contains, among other things, certain provisions relating to voting of securities of the Issuer by the parties thereto. By virtue of the Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Investors and/or certain of their affiliates for purposes of Section 13(d) under the Act, as amended. Such a “group” would be deemed to beneficially own an aggregate of 53,647,003 shares of Common Stock, which represents 71.9% of the Common Stock of the Issuer, as of November 30, 2017. Each Reporting Person hereby expressly disclaims beneficial ownership over any of the shares of Common Stock that they may be deemed to beneficially own solely by reason of the Agreement. Certain entities affiliated with KKR are separately making Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

(b)       The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference. As of December 31, 2017, the Reporting Persons beneficially owned in the aggregate 10,171,541 shares of Common Stock, representing approximately 13.6% of the shares of Common Stock outstanding (based on the number of shares outstanding as of November 30, 2017, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017).

(c)       The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The responses of the Reporting Persons to Items 2(a) and 4(a) are incorporated herein by reference. Under certain circumstances, partners, members or managed accounts of a Reporting Person or another person named above in Item 4, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by such Reporting Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 4(a) above.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

BERKSHIRE FUND VI, LIMITED PARTNERSHIP

By:	Sixth Berkshire Associates LLC, its general partner

By:
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS LLC

By:
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By:
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE PARTNERS LLC

By:	BPSP, L.P., its managing member
By:	Berkshire Partners Holdings LLC, its general partner

By:
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By:
Name: Kenneth S. Bring
Title: Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC, its general partner

By:
Name: Kenneth S. Bring
Title: Managing Director

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of National Vision Holdings, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated: February 13, 2018

BERKSHIRE FUND VI, LIMITED PARTNERSHIP

By:	Sixth Berkshire Associates LLC, its general partner

By:
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS LLC

By:
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By:
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE PARTNERS LLC

By:	BPSP, L.P., its managing member
By:	Berkshire Partners Holdings LLC, its general partner

By:
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By:
Name: Kenneth S. Bring
Title: Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC, its general partner

By:
Name: Kenneth S. Bring
Title: Managing Director